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The information in this prospectus supplement may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus Supplement to
Prospectus dated April 21, 2003
and Prospectus Supplement
dated May 22, 2003

SILICON GRAPHICS, INC.

SUPPLEMENT TO ITS OFFER TO EXCHANGE

11.75% SENIOR NOTES DUE 2009 OR
6.50% SENIOR CONVERTIBLE NOTES DUE 2009

FOR

ALL OUR OUTSTANDING 5.25%
SENIOR CONVERTIBLE NOTES DUE 2004

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 14, 2003,
UNLESS EXTENDED.

        This prospectus supplement relates to our offer to exchange $1,000 principal amount of our 11.75% Senior Notes Due 2009, referred to as the New Notes, or $1,000 principal amount of our 6.50% Senior Convertible Notes Due 2009, referred to as the New Convertible Notes, for an equal amount of our 5.25% Senior Convertible Notes Due 2004, referred to as the Old Notes, upon the terms and conditions specified in the prospectus dated April 21, 2003 previously filed with the Securities and Exchange Commission, which we refer to as the original prospectus. We amended our offer to provide for the payment of a fee to soliciting dealers as described in our prospectus supplement dated May 22, 2003. We have further amended the terms of the offer, as described in more detail below, to reduce the price at which New Convertible Notes may be converted into shares of our common stock from $3.00 to $1.85 per share and have reduced the maximum amount of New Convertible Notes we will issue in exchange for Old Notes from $120 million aggregate principal amount to $78 million aggregate principal amount. If more than $78 million aggregate principal amount of Old Notes are tendered for New Convertible Notes, we will accept Old Notes for exchange on a prorated basis. Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes. Additionally, we have revised the offer to (a) add financial performance and debt reduction conditions which, if not satisfied, will result in an increase in the interest rate payable on the New Notes and a further reduction in the conversion price of the New Convertible Notes for the fiscal quarter in which the conditions have not been satisfied, (b) add a covenant to use the proceeds of certain asset sales to reduce our debt, and (c) provide for the holders of New Notes and New Convertible Notes to nominate two persons to serve on our Board of Directors. In accordance with the rules of the SEC, the offer will remain open until 12:00 midnight on Monday, July 14, 2003, unless extended.

        Except for the changes in terms described herein and the change in the expiration date, all other terms of the exchange offer remain the same.

        This prospectus supplement amends, modifies and supercedes certain information included in the original prospectus and prospectus supplement dated May 22, 2003 to reflect the changes in terms described herein and the change to the expiration date. This prospectus supplement should be read in conjunction with the original prospectus and prospectus supplement dated May 22, 2003.

        Noteholders who have already tendered their Old Notes pursuant to the exchange offer and who have not withdrawn such Old Notes do not need to take any further action to receive the New Notes or the New Convertible Notes, which will benefit from the changes in terms described herein. Noteholders who wish to tender but have not yet done so should follow the instructions included in the letter of transmittal previously provided.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2003.

THE EXCHANGE OFFER

Amended Terms of the Exchange Offer

        The discussion set forth in the original prospectus regarding the terms of the exchange offer is hereby modified, amended and supplemented as follows:

Amended Terms of the New Notes and New Convertible Notes.

        Each of the indentures governing the New Notes and New Convertible Notes, which we refer to as the new indentures, will contain provisions requiring SGI to comply with the conditions described below. Forms of the new indentures have been filed as exhibits to the amended registration statement of which this prospectus supplement forms a part. This summary of certain provisions of the new indentures is qualified by reference to the more detailed provisions of the new indentures, the New Notes and the New Convertible Notes.

  Debt Reduction Condition: On or prior to December 31, 2003, we will reduce the aggregate principal amount of 2009 Notes from the amount issued at the closing of the exchange offer by $25 million (provided that we may purchase up to $10 million principal amount of Old Notes at a discount of 15% or more from their principal amount, and those purchases will be credited dollar-for-dollar towards the required reduction in principal amount of 2009 Notes). We may satisfy this condition through private or market purchases or by initiating a cash tender offer for the 2009 Notes at par (plus accrued interest) and accepting and paying for a sufficient amount of the 2009 Notes to satisfy this condition. In the event that less than $25 million in principal amount of the 2009 Notes are tendered, we will satisfy this condition under the indentures if we accept and pay for all 2009 Notes that are tendered.

  Covenant Regarding Proceeds of Certain Asset Sales: Until we have satisfied the Debt Reduction Condition in full, we will apply at least 50% of the net cash proceeds from any sale of businesses, sale of SGI equity securities or securities of its affiliates, material fixed assets or patents (other than in connection with a commercial transaction in which the patents are related to the subject matter of the transaction) to the reduction of debt, with amounts being applied to our secured credit facility as required by its terms and otherwise to the purchase or redemption of the 2009 Notes (or to the purchase or redemption of up to $10 million aggregate principal amount of Old Notes acquired at a discount of 15% or more from their principal amount).

  Cash Flow Condition: We will, for the fiscal quarters ending on December 26, 2003 and June 25, 2004, maintain EBITDA (as defined below) of not less than $0, and for the fiscal quarters ending on March 26, 2004 and September 24, 2004, maintain EBITDA of not less than negative $5,000,000. EBITDA is defined, for this purpose, for any fiscal quarter, as SGI's consolidated net earnings (or loss), plus net interest expense, income taxes, and depreciation and amortization for such period, as determined in accordance with GAAP and as reported by SGI in the cash flow statement in its quarterly report on Form 10-Q. In all cases, all non-cash restructuring charges and any extraordinary losses for each applicable period will be eliminated in the calculation of EBITDA for purposes of determining compliance with this condition.

  If the Cash Flow Condition is not met for any fiscal quarter for which it is required to be met, then (i) the interest rate on the New Notes will increase from 11.75% to 14.75% for such fiscal quarter and (ii) the conversion price of the New Convertible Notes will be reduced from $1.85 per share to $1.50 per share for such fiscal quarter.

  If the Cash Flow Condition has been satisfied for a fiscal quarter, but the Debt Reduction Condition is not met, then for the relevant quarter (i) the interest rate on the New Notes will increase from 11.75% to 14.75%, and (ii) the conversion price of the New Convertible Notes will be reduced from $1.85 per share to $1.50 per share; provided, that if SGI has failed in part to meet the Debt Reduction Condition, then the interest rate on the New Notes will be increased for the relevant quarter (a) to 13.75% if the reduction under the Debt Reduction Condition is at least $10 million and less than $17.5 million and (b) to 12.75% if the reduction under the Debt Reduction Condition is at least $17.5 million and less than $25 million.

  If we are required to make an additional interest payment because the Cash Flow Condition or the Debt Reduction Condition is not met for a fiscal quarter in which such conditions are required to be met, we will establish a record date providing for the payment of such additional interest to be made in the next succeeding fiscal quarter.

  Governance Condition: After the closing of the exchange offer, we will name to our Board of Directors two independent directors who are reasonably acceptable to the nominating committee of our Board of Directors and who are recommended by written request of the holders of a majority in principal amount of the 2009 Notes. We will include such persons in the "recommended slate" of candidates for the Board at the next annual meeting of shareholders for terms of at least two years. If and for so long as the Debt Reduction Condition or the Cash Flow Condition is not satisfied, then the holders of a majority in principal amount of the 2009 Notes will be entitled to name one additional member of the Board of Directors who is reasonably acceptable to the nominating committee of the Board of Directors. For purposes of this condition, a director will be deemed independent if he or she is not a holder of 2009 Notes or an officer, director, employee or partner of a holder of 2009 Notes.

Agreements to Tender Old Notes; Old Notes Tendered to Date

        To date, the aggregate principal amount of Old Notes that have been tendered, together with commitments received by us from holders who have agreed to tender their Old Notes, subject to the terms of the exchange offer as amended hereby and the rules and regulations of the Securities and Exchange Commission, is approximately $155.6 million. This amount includes Old Notes tendered by Highfields Capital Management LP, a holder of approximately $68 million principal amount of Old Notes that has extended the term of its agreement to tender, entered into with us prior to the launch of the exchange offer, from June 30 until July 14, 2003.

  Expiration of the Exchange Offer

        The term "expiration date" means 12:00 midnight, New York City time, on July 14, 2003, unless we extend the period of time for which this offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

IMPACT ON UNAUDITED PRO FORMA INFORMATION

        The reduction in the maximum amount of New Convertible Notes that we will accept in exchange for Old Notes from $120 million aggregate principal amount to $78 million aggregate principal amount as a condition to the exchange offer has the following effects on the information presented under the captions "Pro Forma Ratio of Earnings to Fixed Changes" and "Interest Expense" presented in the original prospectus:

UNAUDITED PRO FORMA INFORMATION

        The unaudited information below is presented pro forma to reflect the effects of the exchange offer under two alternative scenarios, assuming in each case that 100% of the holders of the Old Notes participate in the exchange offer. Under alternative (1) below, we have assumed that the holders of Old Notes exchange for $230 million in principal amount of New Notes, and under alternative (2) that holders exchange for $152 million in principal amount of New Notes and $78 million in principal amount of New Convertible Notes.

Pro Forma Ratio of Earnings to Fixed Charges

        For the fiscal year ended June 28, 2002 and for the nine months ended March 28, 2003, earnings would have been insufficient to cover fixed charges by:

        Under alternative (1) $97.2 million and $118.5 million, respectively, and

        Under alternative (2) $93.1 million and $115.5 million, respectively.

Pro Forma Interest Expense

        For the fiscal year ended June 28, 2002 and for the nine months ended March 28, 2003, the Company's interest expense would have been:

        Under alternative (1) $27.0 million and $20.3 million, respectively, and

        Under alternative (2) $22.9 million and $17.2 million, respectively.

        Actual interest expense for the corresponding periods was $12.1 million and $9.1 million, respectively.

PROCEDURE FOR TENDERING NOTES

        Noteholders who have already tendered their Old Notes pursuant to the exchange offer and who have not withdrawn such Old Notes do not need to take any further action to receive the New Notes or New Convertible Notes.

        Noteholders who wish to tender but have not yet done so should follow the instructions included in the letter of transmittal previously provided. As a result of the extension of the offer, tendering noteholders are entitled to withdraw tendered Old Notes until 12:00 midnight, New York City time, on July 14, 2003.

        U.S. Bank National Association is the Exchange Agent for the offer and will process tenders and withdrawals of Old Notes in the exchange offer. All executed letters of transmittal and notices of guaranteed delivery should be directed to the Exchange Agent and questions or requests for assistance or additional copies of the original prospectus and this prospectus supplement and related letter of transmittal may be directed to it at one of its addresses set forth below:

U.S. BANK NATIONAL ASSOCIATION

By Mail: U.S. Bank National Association Corporate Trust Services (Silicon Graphics, Inc.) St. Paul, MN 55101	By Facsimile: (651) 244-1537	By Hand or Overnight Courier: U.S. Bank National Association Corporate Trust Services (Silicon Graphics, Inc.) St. Paul, MN 55101
Confirm Facsimile by Telephone: (651) 244-8161

        The Information Agent for the exchange offer is MacKenzie Partners, Inc. Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Additional copies of the original prospectus, the notice of guaranteed delivery and this prospectus supplement and letter of transmittal may also be obtained from the Information Agent.

MacKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
Call collect: 212-929-5500
Call toll-free: 800-322-2885

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  Prospectus Supplement to Prospectus dated April 21, 2003 and Prospectus Supplement dated May 22, 2003
SILICON GRAPHICS, INC. SUPPLEMENT TO ITS OFFER TO EXCHANGE 11.75% SENIOR NOTES DUE 2009 OR 6.50% SENIOR CONVERTIBLE NOTES DUE 2009 FOR ALL OUR OUTSTANDING 5.25% SENIOR CONVERTIBLE NOTES DUE 2004
THE EXCHANGE OFFER
IMPACT ON UNAUDITED PRO FORMA INFORMATION
UNAUDITED PRO FORMA INFORMATION
PROCEDURE FOR TENDERING NOTES
U.S. BANK NATIONAL ASSOCIATION